China Liberal Education Holdings Limited

November 15, 2021

VIA EDGAR

Ta Tanisha Meadows

Joel Parker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China Liberal Education Holdings Ltd Form 20-F for the Fiscal Year Ended December 31, 2020 Response dated September 13, 2021 File No. 1-39259

Ladies and Gentlemen:

China Liberal Education Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 21, 2021 regarding its Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”) filed on April 30, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Form 20-F (“Form 20-F/A”) is being filed to accompany this response letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 6

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. This summary should address, but not necessarily be limited to, the risks highlighted in the forward-looking information.

Response: In response to the Staff’s comments, we have revised our disclosure on page 6 of Form 20-F/A.

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comments, we have revised our disclosure on page 6 of Form 20-F/A.

3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comments, we have revised our disclosure on page 6 of Form 20-F/A.

4. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 6 and 7 of Form 20-F/A.

Item 3D. Risk Factors, page 9

5. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 10, 31, and 32 of Form 20-F/A. See also “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” and “Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares.”

6. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised our disclosure on page 32 of Form 20-F/A. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares."

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we have revised our disclosure on page 32 of Form 20-F/A. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares."

Consolidated Statements of Cash Flows, page F-6

8. We note your response to comment 1. Please address the following:

•	You state that deferred offering costs were charged to shareholders’ equity upon the completion of the IPO. This appears to be a non-cash transaction. Please tell us why you are reflecting the change in deferred initial public offering costs of $624,747 as an operating cash inflow; and

•	Provide us with all of the journal entries made relating to the $1.1 million mistaken payment made by Ms. Ngai Ngai Lam. Also, tell us if the due from a related party account was impacted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

•	With respect to the deferred offering costs, upon the Company’s completion of its initial public offering, these deferred offering costs were charged to shareholders’ equity; for the year ended December 31, 2020, this transaction is a non-cash transaction.

The following table represents the changes that would be made to present cash flow correctly in respect to the deferred offering costs:

	December 31,
	2020
	As Previously Reported	Adjustment	As Corrected
Cash flows from operation activities
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	$753,405	$(624,747)	$128,658
Net cash provided by operating activities	1,260,561	(624,747)	635,814

Cash flows from investing activities
Net cash used in investing activities	(1,396,125)	-	(1,396,125)

Cash flows from financing activities
Net proceeds from initial public offering - stock issuance	4,780,704	624,747	5,405,451
Net cash provided by financing activities	3,340,905	624,747	3,965,652

Effect of changes of foreign exchange rates on cash	99,829	-	99,829
Net increase in cash	3,305,170	-	3,305,170
Cash, beginning of year	1,702,279	-	1,702,279
Cash, end of year	$5,007,449	$-	$5,007,449

However, we believe the aforementioned is not material to the consolidated financial statements as of and for the year ended December 31, 2020 as a whole, based on the following factors:

a.	The misclassification has no impact on the Company’s cash position as of December 31, 2020.

b.

The misclassification has no impact on the total change in cash balance in the Company’s consolidated cash flow statement for the year ended December 31, 2020. The cash inflow from operating activities was overstated and the cash inflow from financing activities was understated by the same amount.

c.

The misclassification does not alter the trend of the Company’s cash flows from operating activities for the year ended December 31, 2020. We previously reported we generated $1,260,561 cash inflow from our operating activities. With this correction, we would still report positive cash inflow from our operating activities.

Therefore, we believe that the misclassification is not qualitatively material to the consolidated financial statements as a whole and we will ensure proper classification prospectively in our future filings of our financial statements with the SEC.

•	With respect to the $1.1 million payment mistakenly made by Ms. Ngai Ngai Lam, we respectfully advise the Staff the following journal entries were made:

1.

Ms. Ngai Ngai Lam mistakenly made a payment to Fuzhou Melbourne Polytechnic (“FMP”) on behalf of the Company. Please refer to our response submitted on September 13, 2021 for the background and details of this transaction. The Company did not make any journal entry when Ms. Lam made the payment to FMP since the cash used by Ms. Lam for payment did not originate from the Company’s bank account.

2.	The following journal entry to record the payment made by Ms. Ngai Ngai Lam was recorded in December 2020, before our fiscal year end when we became aware of the payment made by Ms. Lam on our behalf.

Dr.		Contract receivable – FMP	RMB 6,895,960*
	Cr.	Due to a related party – Ms. Ngai Ngai Lam		RMB 6,896,960*

3.	The following journal entry made to record the Company’s repayment to Ms. Ngai Ngai Lam was recorded in December 2020 when we reimbursed Ms. Lam, before our fiscal year end.

Dr.		Due to a related party – Ms. Ngai Ngai Lam	RMB 6,895,960*
	Cr.	Cash		RMB 6,896,960*

4.

On March 31, 2021, we collected RMB 6,895,960 from FMP. Upon collection, the following journal entry was made. Since the collection occurred after December 31, 2021, the entire RMB 6,895,960 (approximately $1.1 million) was included in the contract receivable balance due from FMP as of December 31, 2021.

Dr.		Cash	RMB 6,895,960*
	Cr.	Contract receivable - FMP		RMB 6,896,960*

*: RMB 6,896,960 converted to approximately $1.1 million.

We respectfully advise the Staff that the due from a related party account is not impacted by this $1.1 million payment made by Ms. Ngai Ngai Lam. All related journal entries were booked through due to a related party account.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC